Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		Six months ended September 30,
		2019	2020
		RMB	RMB	US$
				(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 20	233,941	308,810	45,483
Cost of revenue	20	(125,533)	(174,483)	(25,698)
Product development expenses	20	(21,416)	(30,327)	(4,467)
Sales and marketing expenses	20	(22,694)	(31,023)	(4,569)
General and administrative expenses	20	(12,911)	(18,798)	(2,769)
Amortization of intangible assets	14	(6,072)	(5,840)	(860)
Impairment of goodwill	15	(576)	—	—
Income from operations		44,739	48,339	7,120
Interest and investment income, net		63,535	32,647	4,808
Interest expense		(2,706)	(2,224)	(328)
Other income, net	20	5,272	2,641	389
Income before income tax and share of results of equity method investees		110,840	81,403	11,989
Income tax expenses	7	(9,527)	(13,035)	(1,920)
Share of results of equity method investees	13	(11,443)	4,593	677
Net income		89,870	72,961	10,746
Net loss attributable to noncontrolling interests		4,169	3,448	508
Net income attributable to Alibaba Group Holding Limited		94,039	76,409	11,254
Accretion of mezzanine equity		(247)	(49)	(7)
Net income attributable to ordinary shareholders		93,792	76,360	11,247
Earnings per share attributable to ordinary shareholders	9
Basic		4.51	3.54	0.52
Diluted		4.45	3.48	0.51
Earnings per ADS attributable to ordinary shareholders	9
Basic		36.09	28.29	4.17
Diluted		35.58	27.83	4.10
Weighted average number of shares used in computing earnings per share (million shares)	9
Basic		20,788	21,591
Diluted		21,084	21,943

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Net income	89,870	72,961	10,746
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses)	2,805	(9,573)	(1,410)
- Share of other comprehensive income of equity method investees:
Change in unrealized (losses) gains	(62)	294	43
- Interest rate swaps under hedge accounting and others:
Change in unrealized (losses) gains	(225)	14	2
Other comprehensive income (loss)	2,518	(9,265)	(1,365)
Total comprehensive income	92,388	63,696	9,381
Total comprehensive loss attributable to noncontrolling interests	3,610	4,235	624
Total comprehensive income attributable to ordinary shareholders	95,998	67,931	10,005

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of March 31,	As of September 30,
		2020	2020
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents		330,503	301,509	44,407
Short-term investments		28,478	104,403	15,377
Restricted cash and escrow receivables		15,479	13,380	1,971
Equity securities and other investments	10	4,234	4,791	706
Prepayments, receivables and other assets	12	84,229	98,852	14,559
Total current assets		462,923	522,935	77,020
Equity securities and other investments	10	161,329	189,134	27,856
Prepayments, receivables and other assets	12	57,985	61,521	9,061
Investments in equity method investees	13	189,632	209,449	30,848
Property and equipment, net		103,387	118,037	17,385
Intangible assets, net	14	60,947	56,378	8,304
Goodwill	15	276,782	276,172	40,676
Total assets		1,312,985	1,433,626	211,150

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	18	5,154	4,903	722
Income tax payable		20,190	19,564	2,881
Escrow money payable		3,014	182	27
Accrued expenses, accounts payable and other liabilities	17	161,536	178,337	26,267
Merchant deposits		13,640	14,051	2,069
Deferred revenue and customer advances	16	38,338	45,905	6,761
Total current liabilities		241,872	262,942	38,727
Deferred revenue	16	2,025	2,195	323
Deferred tax liabilities		43,898	48,374	7,125
Non-current bank borrowings	18	39,660	39,399	5,803
Non-current unsecured senior notes	19	80,616	77,486	11,413
Other liabilities	17	25,263	22,007	3,241
Total liabilities		433,334	452,403	66,632

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,	As of September 30,
		2020	2020
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	21	—	—	—
Mezzanine equity		9,103	8,033	1,183
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2020 and September 30, 2020; 21,491,994,944 and 21,655,958,968 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively		1	1	—
Additional paid-in capital		343,707	377,769	55,639
Treasury shares, at cost		—	—	—
Subscription receivables		(51)	(49)	(7)
Statutory reserves		6,100	6,876	1,013
Accumulated other comprehensive loss
Cumulative translation adjustments		(387)	(8,882)	(1,308)
Unrealized losses on interest rate swaps and others		(256)	(232)	(34)
Retained earnings		406,287	481,920	70,979
Total shareholders’ equity		755,401	857,403	126,282
Noncontrolling interests		115,147	115,787	17,053
Total equity		870,548	973,190	143,335
Total liabilities, mezzanine equity and equity		1,312,985	1,433,626	211,150

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Accumulated other
								comprehensive income
								(loss)
									Unrealized
									gains (losses)
	Ordinary shares		Additional					Cumulative	on interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583
Foreign currency translation adjustment	—	—	—	—	—	(2)	—	2,397	8	—	2,403	400	2,803
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(107)	—	—	—	—	(62)	—	—	(169)	—	(169)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(225)	—	(225)	—	(225)
Net income for the period	—	—	—	—	—	—	—	—	—	94,039	94,039	(4,010)	90,029
Acquisition of subsidiaries	14,329,896	—	2,252	—	—	—	—	—	—	—	2,252	(572)	1,680
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	154,876,656	—	421	—	—	—	—	—	—	—	421	—	421
Repurchase and retirement of ordinary shares	(34,120)	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with noncontrolling interests	—	—	(1,334)	—	—	—	—	—	—	—	(1,334)	3,605	2,271
Amortization of compensation cost	—	—	13,305	—	—	—	—	—	—	—	13,305	1,954	15,259
Appropriation to statutory reserves	—	—	—	—	—	—	513	—	—	(513)	—	—	—
Others	—	—	(247)	—	97	—	—	—	—	—	(150)	(271)	(421)
Balance as of September 30, 2019	20,865,649,008	1	246,073	—	—	(51)	5,581	(257)	40	351,412	602,799	117,432	720,231

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income
								(loss)
									Unrealized
									gains (losses)
			Additional					Cumulative	on interest		Total
	Ordinary shares		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	reserve	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2020	21,491,994,944	1	343,707	—	—	(51)	6,100	(387)	(256)	406,287	755,401	115,147	870,548
Foreign currency translation adjustment	—	—	—	—	—	2	—	(8,788)	9	—	(8,777)	(794)	(9,571)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	571	—	—	—	—	293	1	—	865	1	866
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	14	—	14	—	14
Net income for the period	—	—	—	—	—	—	—	—	—	76,409	76,409	(3,441)	72,968
Issuance of shares, including vesting of RSUs and exercise of share options	163,972,568	—	144	—	—	—	—	—	—	—	144	—	144
Repurchase and retirement of ordinary shares	(8,544)	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with noncontrolling interests	—	—	2,960	—	—	—	—	—	—	—	2,960	2,491	5,451
Amortization of compensation cost	—	—	30,436	—	-	—	—	—	—	—	30,436	2,577	33,013
Appropriation to statutory reserves	—	—	—	—	—	—	776	—	—	(776)	—	—	—
Others	—	—	(49)	—	—	—	—	—	—	—	(49)	(194)	(243)
Balance as of September 30, 2020	21,655,958,968	1	377,769	—	—	(49)	6,876	(8,882)	(232)	481,920	857,403	115,787	973,190

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2019	2020
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	89,870	72,961	10,746
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(1,081)	—	—
Gain on disposals of equity method investees	(1)	(46)	(7)
Realized and unrealized loss (gain) related to equity securities and other investments	3,903	(32,319)	(4,760)
Change in fair value of other assets and liabilities	(1,128)	162	24
Gain in relation to the receipt of the 33% equity interest in Ant Group	(69,225)	—	—
Gain on disposals of subsidiaries	(2)	(3)	—
Depreciation of property and equipment, and operating lease cost relating to land use rights	9,692	11,976	1,764
Amortization of intangible assets and licensed copyrights	10,813	9,726	1,432
Share-based compensation expense	15,260	32,409	4,773
Impairment of equity securities and other investments, and other assets	7,939	5,764	849
Impairment of goodwill and licensed copyrights	1,120	540	80
(Gain) Loss on disposals of property and equipment	(46)	39	6
Amortization of restructuring reserve	97	—	—
Share of results of equity method investees	11,443	(4,593)	(677)
Deferred income taxes	(910)	4,025	593
Allowance for doubtful accounts	652	543	80
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets, and long-term licensed copyrights (Note 2(e))	(34,840)	(16,303)	(2,401)
Income tax payable	(476)	(1,360)	(200)
Escrow money payable	(420)	(2,832)	(417)
Accrued expenses, accounts payable and other liabilities	34,001	15,558	2,291
Merchant deposits	524	411	61
Deferred revenue and customer advances	4,753	7,737	1,139
Net cash provided by operating activities	81,938	104,395	15,376
Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	2,323	(78,547)	(11,569)
Receipts from (Payments for) settlement of forward exchange contracts	111	(325)	(48)
Acquisitions of equity securities and other investments and other assets	(22,711)	(17,477)	(2,574)
Disposals of equity securities and other investments	7,117	2,287	337
Acquisitions of equity method investees	(15,285)	(11,412)	(1,681)
Disposals of equity method investees	40	46	7
Disposals of intellectual property rights and assets	12,204	369	54
Acquisitions of:
Land use rights and construction in progress relating to office campuses	(1,176)	(2,670)	(393)
Other property and equipment	(15,032)	(25,248)	(3,719)
Licensed copyrights and other intangible assets (Note 2(e))	(4,846)	(1,718)	(253)
Cash paid for business combinations, net of cash acquired	(5,122)	(1,974)	(291)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(96)	(53)	(8)
Loans to employees, net of repayments	(16)	(59)	(8)
Net cash used in investing activities	(42,489)	(136,781)	(20,146)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Six months ended
	September 30,
	2019	2020
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	421	95	14
Acquisition of additional equity interests in non-wholly owned subsidiaries	(3,095)	(5,375)	(792)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(192)	(377)	(56)
Capital injection from noncontrolling interests	5,477	10,416	1,534
Proceeds from bank borrowings	11,054	3,467	511
Repayment of bank borrowings	(6,997)	(2,729)	(402)
Upfront fee payment for a syndicated loan	(69)	—	—
Net cash provided by financing activities	6,599	5,497	809
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	3,730	(4,204)	(619)
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	49,778	(31,093)	(4,580)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	198,494	345,982	50,958
Cash and cash equivalents, restricted cash and escrow receivables at end of period	248,272	314,889	46,378

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

1.	Organization and principal activities

Alibaba Group Holding Limited (the “Company”) is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these unaudited condensed consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. SoftBank Group Corp. (together with its subsidiaries, “SoftBank”) is a major shareholder of the Company.

The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

The Company’s core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses, (ii) the logistics services business and (iii) the consumer services business. Retail commerce businesses in the People’s Republic of China (the “PRC” or “China”) primarily include the mobile commerce destination (“Taobao Marketplace”) and the third-party online and mobile commerce platform for brands and retailers (“Tmall”). Retail commerce businesses – cross-border and global include the e-commerce platform in Southeast Asia operated by Lazada, the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors in China and around the world (“AliExpress”), the import e-commerce platform that allows overseas brands and retailers to reach Chinese consumers (“Tmall Global”) and Kaola, an import e-commerce platform in China. Wholesale commerce businesses in China include the integrated domestic wholesale marketplace (“1688.com”). Wholesale commerce businesses – cross-border and global include the integrated international online wholesale marketplace (“Alibaba.com”). Logistics services business includes a logistics data platform and global fulfillment network operated by Cainiao Network (Note 4(b)). Consumer services business includes the on-demand delivery and local services platform operated by Ele.me (Note 4(a)) and the restaurant and local services guide platform for in-store consumption operated by Koubei (Note 4(a)).

The Company’s cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and Internet of Things (“IoT”) services.

The Company’s digital media and entertainment segment leverages the Company’s deep data insights to serve the broader interests of consumers through the Company’s key distribution platform, Youku, and through Alibaba Pictures and the Company’s other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

The Company’s innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

Prior to September 2019, the Company had a profit sharing arrangement with Ant Group Co., Ltd. (together with its subsidiaries including Alipay.com Co., Ltd. (“Alipay”), “Ant Group "). Ant Group provides payment services and offers financial services for consumers and merchants on the Company’s platforms. In September 2019, the Company received a 33% equity interest in Ant Group and the profit sharing arrangement with Ant Group was terminated . The Company accounts for its equity interest in Ant Group under the equity method (Note 13).

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA”. On November 26, 2019, the Company completed its global offering and the Company’s shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the code “9988”.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

2.	Summary of significant accounting policies

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements. These unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements for the preceding fiscal year and include all adjustments as necessary for the fair statement of the Company's financial position as of September 30, 2020, and the results of operations and cash flows for the six months ended September 30, 2019 and 2020.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The consolidated balance sheet as of March 31, 2020 has been derived from the audited consolidated financial statements as of that date but does not include all the information and footnotes required by U.S. GAAP for a complete set of financial statements. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended March 31, 2020. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year, except for the adoption of new accounting standards relating to allowance for doubtful accounts for accounts receivable (Note 2(d)), licensed copyrights (Note 2(e)) and goodwill (Note 2(f)). In addition, the Company changed the presentation of segment information as discussed in Note 5 and Note 22.

Effective on July 30, 2019, the Company subdivided each of its issued and unissued ordinary shares into eight ordinary shares (the “Share Subdivision”). Following the Share Subdivision, the Company’s authorized share capital became US$100,000 divided into 32,000,000,000 ordinary shares of par value US$0.000003125 per share. The number of issued and unissued ordinary shares as disclosed elsewhere in these unaudited condensed consolidated financial statements are presented on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted, where applicable.

Simultaneously with the Share Subdivision, the change in ratio of the Company’s ADS to ordinary share (the “ADS Ratio Change”) also became effective. Following the ADS Ratio Change, each ADS now represents eight ordinary shares. Previously, each ADS represented one ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

Translations of balances in the condensed consolidated balance sheet, condensed consolidated income statement, condensed consolidated statement of comprehensive income and condensed consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar (“US$”) as of and for the six months ended September 30, 2020 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.7896, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(b)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of September 30, 2020, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

(c)   Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly wholly owned by the Company (“WFOEs”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. The nature of the businesses and activities of the consolidated VIEs have not changed materially from the preceding fiscal year.

(d)  Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. In April 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05 , ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”), issued by the Financial Accounting Standards Board (“FASB”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. The condensed consolidated financial statements as of March 31, 2020 and for the six months ended September 30, 2019 were not retrospectively adjusted.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(e)  Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value. In April 2020, the Company adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)”, which clarifies when an entity should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. As a result of the adoption of this new accounting update, the cash outflows for the acquisition of licensed copyrights are classified as operating activities in the condensed consolidated statements of cash flows prospectively beginning on April 1, 2020. Comparative figures were not retrospectively adjusted and were classified as investing activities in the condensed consolidated statements of cash flows for the six months ended September 30, 2019. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

(f)  Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In April 2020, the Company adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the previous two-step goodwill impairment testing model. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

3.	Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Accounting Standards Codification (“ASC”) 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued subsequent amendment which refines the scope of ASC 848 and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASU 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company from January 1, 2020 through December 31, 2022. The Company has elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. The Company is evaluating the effects, if any, of the potential election of the other optional expedients and exceptions provided in this guidance on the financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments

Equity transactions

(a)	Additional investment in Local Services Holding Limited (“Local Services Holdco”)

Local Services Holdco is a consolidated subsidiary of the Company and it owns substantially all of the equity interest in Rajax Holding (“Ele.me”), a leading on-demand delivery and local services platform in the PRC, and Koubei Holding Limited (“Koubei”), one of the PRC’s leading restaurant and local services guide platforms for in-store consumption. In May 2020, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million (RMB3,197 million), which resulted in an increase of noncontrolling interests amounting to RMB467 million. Upon the completion of this transaction, the Company’s equity interest in Local Services Holdco was approximately 73%.

In January 2021, the Company entered into definitive agreements to subscribe for additional equity interest in Local Services Holdco for a cash consideration of US$1.5 billion. Certain other existing investors, including Ant Group, also agreed to subscribe for additional equity interest in Local Services Holdco. Upon the completion of the transaction, which is subject to customary closing conditions, the Company’s equity interest in Local Services Holdco will remain at approximately 73%.

(b)	Additional investment in Cainiao Smart Logistics Network Limited (“Cainiao Network”)

Cainiao Network is a consolidated subsidiary of the Company and it operates a logistics data platform and global fulfillment network that primarily leverage the capacity and capabilities of logistics partners. In June 2020, the Company purchased additional equity interests in Cainiao Network for a cash consideration of RMB3,921 million, which resulted in a reduction of noncontrolling interests amounting to RMB2,051 million. Upon the completion of this transaction, the Company’s equity interest in Cainiao Network was approximately 66%.

(c)	Additional investment in Alibaba Health Information Technology Limited (“Alibaba Health”)

Alibaba Health, a consolidated subsidiary of the Company that is listed on the HKSE, engages in pharmaceutical and healthcare product sales business, establishes Internet healthcare platforms and explores digital health using cloud computing and big data technologies. In April 2020, the Company transferred its business relating to certain pharmaceutical products, medical purpose food products, medical devices, adult products, healthcare products, medical and healthcare services and certain regulated health food products on the Tmall and/or Tmall Global platforms to Alibaba Health, in exchange for approximately 861 million newly issued ordinary shares of Alibaba Health. The transaction resulted in a reduction of noncontrolling interests amounting to RMB1,552 million. Upon the closing of this transaction, the Company’s equity interest in Alibaba Health increased to approximately 60%.

(d)	Additional investment in DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş. (“Trendyol”)

Trendyol, a consolidated subsidiary of the Company, is a leading e-commerce platform in Turkey. In April 2020, the Company purchased additional equity interest in Trendyol for a cash consideration of US$125 million (RMB884 million), which resulted in an increase of noncontrolling interests amounting to RMB108 million. Upon the completion of this transaction, the Company’s equity interest in Trendyol was approximately 86%.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

Equity investments and others

(e)	Investment in STO Express Co., Ltd. (“STO Express”)

STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In July 2019, the Company acquired an approximately 14.7% effective equity interest in STO Express through an investment vehicle for a cash consideration of RMB4.7 billion. The investment is accounted for under the fair value option and recorded under equity securities and other investments (Note 10). In addition, under a call option agreement the Company entered into with the controlling shareholder of STO Express, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express for a total consideration of RMB10.0 billion. The call option agreement is measured at fair value with unrealized gains and losses recorded in the condensed consolidated income statements. Unrealized gains (losses) recorded in interest and investment income, net relating to this call option agreement amounted to RMB247 million and RMB(485) million during the six months ended September 30, 2019 and 2020.

In September 2020, the Company entered into definitive agreements to effectively exercise a portion of the above call options to acquire additional effective equity interest in STO Express for a cash consideration of RMB3.3 billion. Upon the completion of the transaction, which is subject to customary closing conditions, the Company’s equity interest in STO Express will increase to approximately 25%, and the Company may elect to acquire an additional effective equity interest of approximately 21% in STO Express through certain investment vehicles owned by the controlling shareholder of STO Express for a total consideration of RMB6.7 billion. The Company may exercise the options to acquire equity interests in the investment vehicles or in STO Express at any time on or before December 27, 2022.

(f)	Investment in YTO Express Group Co., Ltd. (“YTO Express”)

YTO Express, a company that is listed on the Shanghai Stock Exchange, is one of the leading express delivery services companies in the PRC. The Company previously held an approximately 11% equity interest in YTO Express. Yunfeng, which is comprised of certain investment funds the general partner of which the Company’s former executive chairman has equity interests in, is also an existing shareholder of YTO Express.

In September 2020, the Company acquired additional equity interest in YTO Express for a cash consideration of RMB6.6 billion. Upon the completion of the transaction, the Company’s equity interest in YTO Express increased to approximately 23% and the investment in YTO Express is accounted for under the equity method (Note 13).

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

Transactions that were not completed as of September 30, 2020

(g)	Acquisition of Banma Network Technology Co., Ltd. (“Banma”)

Banma is a PRC-based intelligent car operating system and solution provider. As of September 30, 2020, the Company held an approximately 38% effective equity interest in Banma on a fully diluted basis through an investment vehicle, which the Company accounts for under the equity method (Note 13).

In December 2020, Banma completed a restructuring in which the Company received additional equity interest in Banma in exchange for certain non-cash consideration. Upon the completion of the restructuring, the Company held an approximately 50% effective equity interest in Banma on a fully diluted basis and Banma became a consolidated subsidiary of the Company. Yunfeng is also an existing shareholder in Banma. Upon the issuance of these condensed consolidated financial statements, the accounting of this business combination, including the determination and allocation of purchase price, has not been finalized. The Company is currently in the process of finalizing the valuation of certain assets acquired and liabilities assumed in relation to this business combination.

(h)	Investment in Mango Excellent Media Co., Ltd. (“Mango Excellent Media”)

Mango Excellent Media, a company that is listed on the Shenzhen Stock Exchange, is an audiovisual interaction-focused new media service platform in the PRC. In December 2020, the Company acquired an approximately 5% equity interest in Mango Excellent Media for a cash consideration of RMB6.2 billion.

(i)	Investment in China Broadcasting Network Joint Stock Corporation Limited (“China Broadcasting Network”)

China Broadcasting Network is a telecommunications company in the PRC. In October and December 2020, the Company invested a total of RMB10.0 billion for an approximately 7% equity interest in China Broadcasting Network.

(j)	Acquisition of Sun Art Retail Group Limited (“Sun Art”)

Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. As of September 30, 2020, the Company’s effective equity interest in Sun Art was approximately 31%, which was comprised of the direct equity interest of 21% and the indirect equity interest through its shareholding in A-RT Retail Holdings Limited, a limited liability company incorporated in the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”) that holds an approximately 51% equity interest in Sun Art. The investment in Sun Art was accounted for under the equity method (Note 13). New Retail Strategic Opportunities Fund, L.P., an investment fund for which the Company is able to exercise significant influence over its investment decisions, is also an existing shareholder in Sun Art.

In October 2020, the Company acquired additional equity interest in A-RT Retail Holdings Limited for a cash consideration of US$3.6 billion. Upon the completion of the transaction, the Company’s effective equity interest in Sun Art increased to approximately 67% and Sun Art became a consolidated subsidiary of the Company. In December 2020, the Company acquired additional ordinary shares of Sun Art from public shareholders for a cash consideration of HK$4.9 billion through a mandatory general offer as required under the Hong Kong Code of Takeovers and Mergers. Upon the completion of the mandatory general offer, the Company’s effective equity interest in Sun Art further increased to approximately 74%. Upon the issuance of these condensed consolidated financial statements, the accounting of this business combination, including the determination and allocation of purchase price, has not been finalized. The Company is currently in the process of finalizing the valuation of certain assets acquired and liabilities assumed in relation to this business combination.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

5.	Revenue

Revenue by segment is as follows:

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Core commerce:
China commerce retail (i)
- Customer management	116,432	140,553
- Others (ii)	34,955	56,238
	151,387	196,791
China commerce wholesale (iii)	6,275	7,121
International commerce retail (iv)	11,574	14,801
International commerce wholesale (v)	4,679	6,714
Cainiao logistics services (vi)	9,764	15,939
Local consumer services (vii)	13,015	15,940
Others	4,070	6,934
Total core commerce	200,764	264,240
Cloud computing (viii)	17,078	27,244
Digital media and entertainment (ix)(xi)	13,868	15,060
Innovation initiatives and others (x)(xi)	2,231	2,266
Total	233,941	308,810

(i)	Revenue from China commerce retail is primarily generated from the Company’s China retail marketplaces and includes revenue from customer management, sales of goods and commissions.
(ii)	“Others” revenue under China commerce retail is primarily generated by the Company’s New Retail and direct sales businesses, mainly Tmall Supermarket, Freshippo, direct import and Intime.
(iii)	Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.
(iv)	Revenue from international commerce retail is primarily generated from Lazada and AliExpress and includes revenue from logistics services, sales of goods and commissions.
(v)	Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and customer management.
(vi)	Revenue from Cainiao logistics services represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network.
(vii)	Revenue from local consumer services primarily represents platform commissions, revenue from the provision of delivery services and other services provided by Ele.me.
(viii)	Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

5.	Revenue (Continued)
(ix)	Revenue from digital media and entertainment is primarily generated from Youku, online games business and UCWeb and includes revenue from online games, membership fees and customer management.
(x)	Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes the annual fee for SME loan business received from Ant Group and its affiliates (Note 20).
(xi)	Beginning on April 1, 2020, the Company reclassified revenue from the Company’s self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from the digital media and entertainment segment in order to conform to the way that the Company manages and monitors segment performance. Comparative figures were reclassified to conform to this presentation.

Revenue by type is as follows:

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Customer management services
P4P, in-feed and display marketing	86,016	99,297
Other customer management services	8,294	12,876
Total customer management services	94,310	112,173
Commission	47,943	54,532
Membership fees	10,789	13,944
Logistics services	14,996	23,937
Cloud computing services	17,078	27,244
Sales of goods	38,908	63,216
Other revenue (i)	9,917	13,764
Total	233,941	308,810

(i)

Other revenue includes revenue from online games, other value-added services provided through various platforms as well as the annual fee for SME loan business received from Ant Group and its affiliates (Note 20).

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the six months ended September 30, 2019 and 2020 were not material.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

6.	Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Operating lease cost	2,139	3,018
Variable lease cost	42	7
Total operating lease cost	2,181	3,025

For the six months ended September 30, 2019 and 2020, cash payments for operating leases amounted to RMB2,037 million and RMB2,042 million, respectively. For the same periods, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB2,671 million and RMB2,177 million, respectively.

As of September 30, 2020, the Company’s operating leases had a weighted average remaining lease term of 10.4 years and a weighted average discount rate of 5.4%. Future lease payments under operating leases as of September 30, 2020 are as follows:

Amounts
(in millions of RMB)

For the six months ending March 31, 2021	2,047
Year ending March 31, 2022	3,539
Year ending March 31, 2023	3,106
Year ending March 31, 2024	2,850
Year ending March 31, 2025	2,566
Thereafter	15,933
30,041
Less: imputed interest	(8,030)
Total operating lease liabilities (Note 17)	22,011

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

7.    Income tax expenses

Composition of income tax expenses

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Current income tax expense	10,437	9,010
Deferred taxation	(910)	4,025
	9,527	13,035

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the six months ended September 30, 2019 and 2020. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Current income tax expense primarily includes the provision for PRC Enterprise Income Tax (“EIT”) for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company’s income before income tax and share of results of equity method investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise (“KSE”) within China’s national plan can enjoy a preferential EIT rate of 10%. The KSE status is subject to review by the relevant authorities every year and the timing of the annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of the official notification confirming the KSE status is accounted for upon receipt of such notification.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

Alibaba (China) Technology Co., Ltd. (“Alibaba China”), Taobao (China) Software Co., Ltd. (“Taobao China”) and Zhejiang Tmall Technology Co., Ltd. (“Tmall China”), entities primarily engaged in the operations of the Company’s wholesale marketplaces, Taobao Marketplace and Tmall, respectively, obtained the annual review and notification relating to the renewal of the KSE status for the taxation years of 2018 and 2019 in the quarters ended September 30, 2019 and 2020, respectively. Accordingly, Alibaba China, Taobao China and Tmall China, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2018 and 2019, reflected the reduction in tax rate to 10% for the taxation years of 2018 and 2019 in the condensed consolidated income statements for the six months ended September 30, 2019 and 2020.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

7.	Income tax expenses (Continued)

Alibaba (Beijing) Software Services Co., Ltd (“Alibaba Beijing”), an entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a High and New Technology Enterprise. Alibaba Beijing was also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2017, and a 50% reduction for the subsequent three years starting from the taxation year of 2019. Accordingly, Alibaba Beijing was entitled to an EIT rate of 12.5% during the taxation year of 2019. Alibaba Beijing obtained notification of recognition as a KSE for the taxation year of 2019 in the quarter ended September 30, 2020. Accordingly, Alibaba Beijing, which had applied an EIT rate of 12.5% for the taxation year of 2019, reflected the reduction in tax rate to 10% for the taxation year of 2019 in the condensed consolidated income statement for the six months ended September 30, 2020.

The total tax adjustments for Alibaba China, Taobao China, Tmall China, Alibaba Beijing and certain other PRC subsidiaries of the Company, amounting to RMB4,144 million and RMB6,085 million, were recorded in the condensed consolidated income statements for the six months ended September 30, 2019 and 2020, respectively.

The annual review and notification relating to the renewal of the KSE status for the taxation year of 2020 has not yet been obtained as of September 30, 2020. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2020 as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the six months ended September 30, 2019 and 2020.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of September 30, 2020, the Company had accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB131.7 billion.

8.Share-based awards

Share-based awards such as RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the “2014 Plan”) which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares (previously 25,000,000 ordinary shares before the Share Subdivision as detailed in Note 2(a)), and (B) such lesser number of ordinary shares as determined by the board of directors will become available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of September 30, 2020, the number of shares authorized but unissued was 299,872,568 ordinary shares.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

8.Share-based awards (Continued)

RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, RSUs and share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain RSUs and share options granted to the senior management members of the Company are generally subject to a six-year vesting schedule. No outstanding RSUs or share options will be vested or exercisable after the expiry of a period of up to ten years from the date of grant.

Following the Share Subdivision and the ADS Ratio Change that became effective on July 30, 2019 as detailed in Note 2 (a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. Pro-rata adjustments have been made to the number of ordinary shares underlying each RSU and share option granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Prior to July 30, 2019, one ordinary share was issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. Subsequent to the Share Subdivision, eight ordinary shares are issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. The Share Subdivision has no impact on the number of RSUs, the number of share options, the weighted average grant date fair value per RSU and the weighted average exercise price per share option as stated below.

(a)  RSUs relating to ordinary shares of the Company

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the six months ended September 30, 2020 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs	fair value
		US$
Awarded and unvested as of April 1, 2020	65,458,962	159.66
Granted	23,171,321	213.14
Vested	(19,950,394)	138.85
Canceled/forfeited	(2,423,236)	177.27
Awarded and unvested as of September 30, 2020	66,256,653	183.99
Expected to vest as of September 30, 2020 (i)	54,551,907	182.60

(i)	RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

As of September 30, 2020, 1,951,552 outstanding RSUs were held by non-employees.

As of September 30, 2020, there were RMB39,346 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 2.0 years.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(b)  Share options relating to ordinary shares of the Company

A summary of the changes in the share options relating to ordinary shares granted by the Company during the six months ended September 30, 2020 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options	price	life
		US$	(in years)
Outstanding as of April 1, 2020	6,393,303	87.81	3.4
Exercised	(296,177)	69.15
Outstanding as of September 30, 2020	6,097,126	88.72	3.1
Vested and exercisable as of September 30, 2020	4,578,891	72.49	2.4
Vested and expected to vest as of September 30, 2020 (i)	5,924,098	85.98	2.9

(i)	Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

As of September 30, 2020, 25,050 outstanding share options were held by non-employees.

As of September 30, 2020, there were RMB201 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 2.9 years.

(c)  Partner Capital Investment Plan relating to ordinary shares of the Company

Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights or interests to acquire restricted shares of the Company. For the rights or interests offered before 2016, these rights or interests and the underlying restricted shares were subject to a non-compete provision, and each right or interest entitles the holder to purchase eight restricted shares at an aggregate price of US$14.50, after the Share Subdivision as detailed in Note 2(a), during a four-year period. Upon the exercise of the rights or interests, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights or interests. For the rights or interests offered since 2016, the rights or interests and the underlying restricted shares were subject to certain service provisions that were not related to employment, and each right or interest entitles the holder to purchase eight restricted shares at an aggregate price between US$23.00 and US$26.00, after the Share Subdivision as detailed in Note 2(a), over a period of ten years from the vesting commencement date.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

8.Share-based awards (Continued)

(c)  Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

The number of ordinary shares underlying these rights or interests is 144,000,000 shares (previously 18,000,000 shares before the Share Subdivision as detailed in Note 2(a)). As of September 30, 2020, there are 18,660,976 shares underlying these rights or interests available for offering (previously 2,332,622 shares before the Share Subdivision as detailed in Note 2(a)). The rights or interests offered before 2016 were accounted for as noncontrolling interests of the Company as these rights or interests were issued by the Company’s subsidiaries and classified as equity at the subsidiary level. The rights or interests offered in the subsequent periods were accounted for as share options issued by the Company.

As of September 30, 2020, there were RMB559 million of unamortized compensation costs related to these rights or interests, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 4.2 years.

(d)  Share-based awards relating to Ant Group

Since March 2014, Junhan, the general partner of which is a company controlled by the Company’s former executive chairman and a major equity holder of Ant Group, has made grants of share economic rights linked to the valuation of Ant Group (the “SERs”) to certain employees of the Company. In addition, Ant Group has granted RSUs and share appreciation rights (the “SARs”) to certain employees of the Company since April 2018 and July 2019, respectively. The SERs will be settled by Junhan upon disposal of these awards by the holders. The RSUs and SARs will be settled by Ant Group upon vesting or exercise of these awards. Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with the Company at a price to be determined based on the then fair market value of Ant Group. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to the senior management members of the Company are generally subject to a six-year vesting schedule.

For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the condensed consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the condensed consolidated income statements. The expenses relating to the SERs and SARs are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSUs granted by Ant Group are re-measured at the fair value on each reporting date until their vesting dates.

During the six months ended September 30, 2019 and 2020, the Company recognized expenses of RMB655 million and RMB16,329 million in respect of the share-based awards relating to Ant Group, respectively.

During the six months ended September 30, 2020, the Company, Junhan and Ant Group entered into equity-based awards grant and settlement agreements. For awards granted and outstanding pursuant to these arrangements, the parties will settle with each other the cost associated with the awards granted to their respective employees. The payment amounts will depend on the relative values of the awards granted. The Company had no obligation to reimburse Junhan and Ant Group for the cost associated with the awards granted before April 1, 2020.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

8.Share-based awards (Continued)

(e)   Share-based compensation expense by function

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Cost of revenue	3,780	7,331
Product development expenses	6,526	13,667
Sales and marketing expenses	1,852	3,237
General and administrative expenses	3,102	8,174
Total	15,260	32,409

9.    Earnings per share/ADS

Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share after the ADS Ratio Change.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share after the ADS Ratio Change.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

9.    Earnings per share/ADS (Continued)

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB, except share
	data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	93,792	76,360
Dilution effect arising from share-based awards issued by subsidiaries and equity method investees	(15)	(26)
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	93,777	76,334

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	20,788	21,591
Adjustments for dilutive RSUs and share options (million shares)	296	352
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	21,084	21,943
Net income per ordinary share — basic (RMB)	4.51	3.54
Net income per ordinary share — diluted (RMB)	4.45	3.48

Earnings per ADS
Net income per ADS — basic (RMB)	36.09	28.29
Net income per ADS — diluted (RMB)	35.58	27.83

10.	Equity securities and other investments

	As of March 31, 2020
		Gross	Gross	Provision
	Original	unrealized	unrealized	for decline	Carrying
	cost	gains	losses	in value	value

	(in millions of RMB)
Equity securities:
Listed equity securities	68,488	18,070	(20,255)	—	66,303
Investments in privately held companies	92,832	19,601	(815)	(24,065)	87,553
Debt investments (i)	14,685	13	(1,555)	(1,436)	11,707
	176,005	37,684	(22,625)	(25,501)	165,563

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

10.	Equity securities and other investments (Continued)

	As of September 30, 2020
		Gross	Gross	Provision
	Original	unrealized	unrealized	for decline	Carrying
	cost	gains	losses	in value	value

	(in millions of RMB)
Equity securities:
Listed equity securities	70,204	38,783	(13,412)	—	95,575
Investments in privately held companies	93,593	20,019	(1,353)	(29,138)	83,121
Debt investments (i)	17,984	56	(1,780)	(1,031)	15,229
	181,781	58,858	(16,545)	(30,169)	193,925

(i)

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2020 and September 30, 2020 were RMB4,704 million and RMB5,936 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31, 2020 and September 30, 2020 by RMB1,576 million and RMB1,802 million, respectively. Net losses from fair value changes recorded on convertible and exchangeable bonds in the condensed consolidated income statements were RMB753 million and RMB271 million during the six months ended September 30, 2019 and 2020, respectively.

For equity securities, a summary of gains and losses, including impairment losses, recognized in interest and investment income, net is as follows:

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Net unrealized (losses) gains recognized during the period for equity securities still held as of the end of the period	(9,624)	25,940
Net gains recognized during the period from disposals of equity securities during the period	496	3
Net (losses) gains recognized during the period on equity securities	(9,128)	25,943

The Company elected to record a majority of equity investments in privately held companies over which the Company neither has control nor significant influence through investment in common stock or in-substance common stock using the measurement alternative at cost, less impairment, with subsequent adjustment for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. During the six months ended September 30, 2019 and 2020, upward adjustments of RMB1,742 million and RMB3,776 million were recorded in interest and investment income, net, in the condensed consolidated income statements, respectively. During the same periods, impairments and downward adjustments of RMB5,854 million and RMB5,667 million were recorded in interest and investment income, net, in the condensed consolidated income statements, respectively. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. As of March 31, 2020 and September 30, 2020, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative was RMB80,939 million and RMB77,082 million, respectively.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

10.	Equity securities and other investments (Continued)

During the six months ended September 30, 2019 and 2020, no realized gains or losses were recognized for the disposal of debt investments. During the same periods, impairment losses on debt investments of RMB841 million and RMB97 million were recorded in interest and investment income, net in the condensed consolidated income statements, respectively.

The carrying amount of debt investments approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

11.  Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	—	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	—

Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Certain other financial instruments, such as interest rate swap contracts and certain option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

11.  Fair value measurement (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	64	28,414	—	28,478
Restricted cash and escrow receivables	15,479	—	—	15,479
Listed equity securities (i)	66,303	—	—	66,303
Convertible and exchangeable bonds (i)	—	709	3,995	4,704
Option agreements (ii)	—	1,521	145	1,666
Others	144	5,114	2,852	8,110
	81,990	35,758	6,992	124,740
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	4,400	4,400
Interest rate swap contracts and others (iii)	—	156	338	494
	—	156	4,738	4,894

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	4	104,399	—	104,403
Restricted cash and escrow receivables	13,380	—	—	13,380
Listed equity securities (i)	95,575	—	—	95,575
Convertible and exchangeable bonds (i)	—	487	5,449	5,936
Option agreements (ii)	—	2,100	115	2,215
Others	492	3,752	2,815	7,059
	109,451	110,738	8,379	228,568
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	2,482	2,482
Interest rate swap contracts and others (iii)	—	207	220	427
	—	207	2,702	2,909

(i)	Included in equity securities and other investments on the condensed consolidated balance sheets.
(ii)	Included in prepayments, receivables and other assets on the condensed consolidated balance sheets.
(iii)	Included in accrued expenses, accounts payable and other liabilities on the condensed consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

11.  Fair value measurement (Continued)

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2020	3,995
Additions	1,591
Net decrease in fair value	(73)
Foreign currency translation adjustments	(64)
Balance as of September 30, 2020	5,449

Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2020	4,400
Net increase in fair value	10
Payment	(1,852)
Foreign currency translation adjustments	(76)
Balance as of September 30, 2020	2,482

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

12.	Prepayments, receivables and other assets

	As of March 31,	As of September 30,
	2020	2020

	(in millions of RMB)
Current:
Accounts receivable, net of allowance	19,786	22,838
Inventories	14,859	19,685
Value-added tax (“VAT”) receivables, net of allowance	11,826	12,532
Amounts due from related companies (i)	11,029	10,407
Advances to/receivables from customers, merchants and others	8,231	9,259
Prepaid cost of revenue, sales and marketing and other expenses	7,547	8,691
Deferred direct selling costs (ii)	2,000	2,357
Interest receivables	984	1,187
Licensed copyrights	780	1,133
Others	7,187	10,763
	84,229	98,852
Non-current:
Operating lease right-of-use assets	34,660	37,610
Film costs and prepayment for licensed copyrights and others	8,517	9,702
Deferred tax assets	7,590	8,027
Prepayment for acquisition of property and equipment	3,503	2,591
Deferred direct selling costs (ii)	275	233
Others	3,440	3,358
	57,985	61,521

(i)

Amounts due from related companies primarily represent balances arising from transactions with Ant Group (Note 20). The balances are unsecured, interest free and repayable within the next twelve months.

(ii)

The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the condensed consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the condensed consolidated income statements in the same period as the related service fees are recognized.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

13.	Investments in equity method investees

Amounts
(in millions of RMB)
Balance as of April 1, 2020	189,632
Additions (i)	10,471
Share of results, other comprehensive income and other reserves (ii)	6,165
Disposals and distributions received	(915)
Transfers (i)	4,832
Impairment loss	(5)
Foreign currency translation adjustments	(731)
Balance as of September 30, 2020	209,449

(i)

Details of significant additions of the investments in equity method investees are set out in Note 4. During the six months ended September 30, 2020, additions and transfers were primarily related to the investment in YTO Express (Note 4(f)).

(ii)

Share of results, other comprehensive income and other reserves include the share of results of the equity method investees, the gain or loss arising from the deemed disposal of the equity method investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Group granted to employees of certain equity method investees.

As of September 30, 2020, investments in equity method investees with an aggregate carrying amount of RMB64,554 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB72,988 million.

14.	Intangible assets, net

	As of	As of
	March 31, 2020	September 30, 2020

	(in millions of RMB)
User base and customer relationships	50,016	49,943
Trade names, trademarks and domain names	26,151	27,771
Non-compete agreements	13,898	13,779
Developed technology and patents	10,051	10,028
Licensed copyrights (i)	9,639	8,278
Others	384	210
	110,139	110,009
Less: accumulated amortization and impairment	(49,192)	(53,631)
Net book value	60,947	56,378

(i)

Licensed copyrights are presented on the condensed consolidated balance sheets as current assets under prepayments, receivables, and other assets (Note 12), or non-current assets under intangible assets, net, based on estimated time of usage. For the six months ended September 30, 2019 and 2020, amortization expenses in connection with the licensed copyrights of RMB4,741 million and RMB3,886 million were recorded in cost of revenue within the Company’s digital media and entertainment segment.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

15.	Goodwill

Changes in the carrying amount of goodwill by segment for the six months ended September 30, 2020 were as follows:

			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment	others	Total

	(in millions of RMB)
Balance as of April 1, 2020	209,533	2,510	58,673	6,066	276,782
Additions	—	—	—	17	17
Measurement period adjustments	240	—	—	—	240
Foreign currency translation adjustments	(883)	16	—	—	(867)
Balance as of September 30, 2020	208,890	2,526	58,673	6,083	276,172

Gross goodwill balance was RMB280,692 million as of September 30, 2020. Accumulated impairment loss was RMB4,520 million as of the same date.

16.  Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of	As of
	March 31, 2020	September 30, 2020

	(in millions of RMB)
Deferred revenue	23,195	25,939
Customer advances	17,168	22,161
	40,363	48,100
Less: current portion	(38,338)	(45,905)
Non-current portion	2,025	2,195

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the condensed consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

17.	Accrued expenses, accounts payable and other liabilities

	As of	As of
	March 31, 2020	September 30, 2020

	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	67,173	73,063
Other deposits and advances received (i)	25,443	28,591
Payable to merchants and third party marketing affiliates	15,763	20,392
Accrued bonus and staff costs, including sales commission	16,860	15,459
Payables and accruals for purchases of property and equipment	7,613	11,685
Other taxes payable (ii)	5,479	6,801
Amounts due to related companies (iii)	4,875	5,194
Contingent and deferred consideration in relation to investments and acquisitions	4,680	4,847
Operating lease liabilities (Note 6)	2,766	2,579
Accrued professional services and administrative expenses	2,176	1,655
Accrued donations	1,806	1,474
Accrual for interest expense	869	1,012
Others	6,033	5,585
	161,536	178,337
Non-current:
Operating lease liabilities (Note 6)	19,091	19,432
Contingent and deferred consideration in relation to investments and acquisitions	4,850	1,200
Others	1,322	1,375
	25,263	22,007

(i)	Other deposits and advances received include customer protection fund deposits received from merchants on the Company’s China retail marketplaces.
(ii)	Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.
(iii)

Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 20). The balances are unsecured, interest free and repayable within the next twelve months.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

18.  Bank borrowings

Bank borrowings are analyzed as follows:

	As of	As of
	March 31, 2020	September 30, 2020

	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	5,154	4,903
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	28,211	27,122
Long-term other borrowings (iii)	11,449	12,277
	39,660	39,399

(i)

As of September 30, 2020, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 1.6% to 16.2% per annum. As of September 30, 2020, the weighted average interest rate of these borrowings was 3.0% per annum. The borrowings are primarily denominated in RMB or HK$.

(ii)

As of September 30, 2020, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a maturity in May 2024 and was priced at 85 basis points over LIBOR. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions).

(iii)	As of September 30, 2020, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.3% per annum. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB19,030 million, as of September 30, 2020. As of September 30, 2020, the Company is in compliance with all covenants in relation to bank borrowings.

In April 2017, the Company obtained a revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which had not yet been drawn down as of September 30, 2020. The interest rate on any outstanding utilized amount under this credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

As of September 30, 2020, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	4,903
Between 1 to 2 years	1,856
Between 2 to 3 years	705
Between 3 to 4 years	29,027
Between 4 to 5 years	2,773
Beyond 5 years	5,160
44,424

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

19.  Unsecured senior notes

In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the “2014 Senior Notes”), of which US$1.3 billion was repaid in November 2017 and US$2.25 billion was repaid in November 2019. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the “2017 Senior Notes”). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2020 and September 30, 2020:

	As of	As of	Effective
	March 31, 2020	September 30, 2020	interest rate

	(in millions of RMB)
US$1,500 million 3.125% notes due 2021	10,604	10,196	3.26%
US$700 million 2.800% notes due 2023	4,946	4,755	2.90%
US$2,250 million 3.600% notes due 2024	15,891	15,274	3.68%
US$2,550 million 3.400% notes due 2027	17,929	17,235	3.52%
US$700 million 4.500% notes due 2034	4,906	4,715	4.60%
US$1,000 million 4.000% notes due 2037	7,028	6,754	4.06%
US$1,750 million 4.200% notes due 2047	12,291	11,811	4.25%
US$1,000 million 4.400% notes due 2057	7,021	6,746	4.44%
Carrying value	80,616	77,486
Unamortized discount and debt issuance costs	550	501
Total principal amounts of unsecured senior notes	81,166	77,987
Less: current portion of principal amounts of unsecured senior notes	—	—
Non-current portion of principal amounts of unsecured senior notes	81,166	77,987

The 2014 Senior Notes and the 2017 Senior Notes were issued at a discount with a total amount of US$47 million (RMB297 million). The debt issuance costs of US$82 million (RMB517 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the condensed consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of September 30, 2020, the Company is in compliance with all these covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

19.  Unsecured senior notes (Continued)

The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

As of September 30, 2020, the future principal payments for the Company’s unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	10,217
Between 2 to 3 years	4,768
Between 3 to 4 years	—
Between 4 to 5 years	15,325
Thereafter	47,677
77,987

As of September 30, 2020, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, was US$13,208 million (RMB89,960 million).

20.  Related party transactions

During the six months ended September 30, 2019 and 2020, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Six months
	ended
	September 30,
	2019	2020

	(in millions of RMB)
Amounts earned by the Company
Profit Share Payments (i)	3,835	—
Annual fee for SME loan business	478	478
Administrative and support services	611	565
Cloud computing revenue	614	2,377
Marketplace software technology services fee and other amounts earned	1,251	1,441
	6,789	4,861

Amounts incurred by the Company
Payment processing and escrow services fee	4,561	4,804
Other amounts incurred	1,445	2,102
	6,006	6,906

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

20.  Related party transactions (Continued)

(i)

In 2014, the Company entered into an amendment and restatement of the intellectual property license agreement with Alipay (the “2014 IPLA”). Under the 2014 IPLA, the Company received, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Group (collectively, the “Profit Share Payments”). The Profit Share Payments were paid at least annually and equaled the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group, subject to certain adjustments. The expense reimbursement represented the reimbursement for the costs and expenses incurred by the Company in the provision of software technology services. Income in connection with the Profit Share Payments, net of costs incurred by the Company, was recorded in other income, net, in the condensed consolidated income statement for the six months ended September 30, 2019. Upon the receipt of the 33% equity interest in Ant Group in September 2019, the Company terminated the 2014 IPLA, and accordingly the Profit Share Payments arrangement was terminated.

As of September 30, 2020, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB7,293 million, which have been classified as cash and cash equivalents on the condensed consolidated balance sheets.

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud computing services. In connection with these services provided by the Company, RMB639 million and RMB1,207 million were recorded in revenue in the condensed consolidated income statements for the six months ended September 30, 2019 and 2020, respectively.

The Company also has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB502 million and RMB730 million were recorded in cost of revenue and sales and marketing expenses in the condensed consolidated income statements for the six months ended September 30, 2019 and 2020, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. Revenues recognized in connection with these services provided by the Company of RMB553 million and RMB808 million were recorded in the condensed consolidated income statements for the six months ended September 30, 2019 and 2020, respectively. Expenses incurred in connection with these services provided to the Company of RMB5,391 million and RMB4,969 million were recorded in the condensed consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of September 30, 2020, the aggregate outstanding balance of these loans was RMB6,079 million, with durations generally ranging from one year to ten years and interest rates of up to 6% per annum as of September 30, 2020.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of September 30, 2020, HK$618 million was drawn down by Cingleot under this facility.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

20.  Related party transactions (Continued)

Other transactions

The Company’s digital economy offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms obtained in arm’s length transactions with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the condensed consolidated financial statements, the Company has commercial arrangements with SoftBank, other investees and other related parties to provide and receive certain marketing, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the six months ended September 30, 2019 and 2020.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the six months ended September 30, 2019 and 2020. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

21.	Risks and contingencies
(a)

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company conducts its Internet businesses and other businesses through various contractual arrangements with VIEs that are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b)

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC. These uncertainties also extend to the PRC’s regulations relating to anti-monopoly and unfair competition. In December 2020, the State Administration for Market Regulation of the PRC commenced an investigation on the Company pursuant to the PRC Anti-monopoly Law. The Company is not able to predict the status or the results of the investigation, and the Company could be required to make changes to its business practices and/or be subject to a significant amount of fines.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

21.	Risks and contingencies (Continued)
(c)

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(d)

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of September 30, 2020, substantially all of the Company’s cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including mainland China and Hong Kong S.A.R. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

(e)

During the six months ended September 30, 2019 and 2020, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectibility of the reimbursement from the wholesale sellers. During the six months ended September 30, 2019 and 2020, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

(f)

In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.

(g)

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. The Company did not accrue any other material loss contingencies in this respect as of September 30, 2020.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

21.	Risks and contingencies (Continued)
(h)

The global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected the Company’s business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that drastically reduced business activities in China. This substantial decline in business activities in China negatively affected most of the Company’s domestic core commerce businesses, including the Company’s China retail marketplaces and local consumer services business, as well as other businesses that involve travel, transportation and offline entertainment, such as Fliggy, Alibaba Pictures, Damai and Amap. The Company’s key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented and may continue to present challenges to the Company’s business operations as well as the business operations of the Company’s merchants, business partners and other participants in the Company’s ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Although the Company’s businesses have recovered or are starting to recover, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Company’s ability and the ability of merchants, retailers, logistics service providers and other participants in the Company’s ecosytem to continue operations in areas affected by the pandemic and the Company’s efforts and expenditures to support merchants and partners and ensure the safety of the Company’s employees. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

22.  Segment information

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the chief operating decision maker does not evaluate the performance of segments using asset information.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

22.  Segment information (Continued)

The following tables present the summary of each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) which is considered as a segment operating performance measure, for the six months ended September 30, 2019 and 2020:

	Six months ended September 30, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	200,764	17,078	13,868	2,231	233,941	—	233,941
Income (Loss) from operations	67,118	(3,437)	(6,817)	(5,742)	51,122	(6,383)	44,739
Add: share-based compensation expense	7,211	2,547	1,446	2,091	13,295	1,965	15,260
Add: amortization of intangible assets	5,270	11	660	40	5,981	91	6,072
Add: impairment of goodwill	—	—	—	—	—	576	576
Adjusted EBITA (iii)	79,599	(879)	(4,711)	(3,611)	70,398	(3,751)
Adjusted EBITA margin (iv)	40%	(5)%	(34)%	(162)%

	Six months ended September 30, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	264,240	27,244	15,060	2,266	308,810	—	308,810
Income (Loss) from operations	76,086	(5,570)	(4,369)	(7,847)	58,300	(9,961)	48,339
Add: share-based compensation expense	15,908	5,060	1,865	2,717	25,550	6,859	32,409
Add: amortization of intangible assets	5,201	12	473	44	5,730	110	5,840
Adjusted EBITA (iii)	97,195	(498)	(2,031)	(5,086)	89,580	(2,992)
Adjusted EBITA margin (iv)	37%	(2)%	(13)%	(224)%

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

22. Segment information (Continued)

The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the six months ended September 30, 2019 and 2020:

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Total Segments Adjusted EBITA	70,398	89,580
Unallocated (ii)	(3,751)	(2,992)
Share-based compensation expense	(15,260)	(32,409)
Amortization of intangible assets	(6,072)	(5,840)
Impairment of goodwill	(576)	—
Consolidated income from operations	44,739	48,339
Interest and investment income, net	63,535	32,647
Interest expenses	(2,706)	(2,224)
Other income, net	5,272	2,641
Income tax expenses	(9,527)	(13,035)
Share of results of equity method investees	(11,443)	4,593
Consolidated net income	89,870	72,961

The following table presents the total depreciation of property and equipment, and operating lease cost relating to land use rights by segment for the six months ended September 30, 2019 and 2020:

	Six months ended
	September 30,
	2019	2020

	(in millions of RMB)
Core commerce	4,005	5,008
Cloud computing	4,266	5,403
Digital media and entertainment (i)	684	584
Innovation initiatives and others and unallocated (i)(ii)	737	981
Total depreciation of property and equipment, and operating lease cost relating to land use rights	9,692	11,976

(i)

Beginning on April 1, 2020, the Company reclassified the results of the Company’s self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment in order to conform to the way that the Company manages and monitors segment performance. Comparative figures were reclassified to conform to this presentation.

(ii)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(iii)

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which are not reflective of the Company’s core operating performance.

(iv)	Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

Details of the Company’s revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.